UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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 FORM SD
Specialized Disclosure Report
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TURTLE BEACH CORPORATION
__________________________________________________________________________
(Exact name of registrant as specified in its charter)

Nevada	001-35465	27-2767540
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

44 South Broadway, 4th Floor
White Plains, New York 10601
(Address of principal executive offices)

Megan S. Wynne
General Counsel
 (914) 345-2255
________________________________________________________
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
x Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD (this “Form SD”) of Turtle Beach Corporation (herein referred to as the “Company,” “we,” “us,” or “our”) for the year ended December 31, 2020.

A copy of our Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is available at https://corp.turtlebeach.com/corporate-governance/. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02	Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 — Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this Report on Form SD:

Exhibit No.	Description

1.01	Conflict Minerals Report of Turtle Beach Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TURTLE BEACH CORPORATION
(Registrant)

By:	/s/ JUERGEN STARK
Chief Executive Officer
Date: May 28, 2021